SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(a)

(Amendment No.     )

Pacific Mercantile Bancorp

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

694552100

(CUSIP Number)

Copies to:

James F. Deutsch Patriot Financial Partners III, L.P. Cira Centre 2929 Arch Street, 27th Floor Philadelphia, Pennsylvania 19104 (215) 399-4650	James J. Barresi, Esq. Squire Patton Boggs (US) LLP 201 E. Fourth St., Suite 1900 Cincinnati, OH 45202 (513) 361-1260

(Name, Address, Telephone Number of Person Authorized to Receive Notices and Communications)

September 14, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

CUSIP No. 694552100	13D	Page 2 of 15 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Patriot Financial Partners III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,169,208
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,169,208
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,169,208
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.90%*
14	TYPE OF REPORTING PERSON PN

*This calculation is based on 21,917,995 shares of common stock, no par value per share (“Common Stock”), of Pacific Mercantile Bancorp (the “Company”) outstanding, as reported in the Company’s Current Report on Form 8-K filed on September 14, 2018.

CUSIP No. 694552100	13D	Page 3 of 15 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Patriot Financial Partners GP III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,169,208
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,169,208
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,169,208
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.90%*
14	TYPE OF REPORTING PERSON PN

*This calculation is based on 21,917,995 shares of Common Stock of the Company outstanding, as reported in the Company’s Current Report on Form 8-K filed on September 14, 2018.

CUSIP No. 694552100	13D	Page 4 of 15 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Patriot Financial Partners GP III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,169,208
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,169,208
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,169,208
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.90%*
14	TYPE OF REPORTING PERSON CO

*This calculation is based on 21,917,995 shares of Common Stock of the Company outstanding, as reported in the Company’s Current Report on Form 8-K filed on September 14, 2018.

CUSIP No. 694552100	13D	Page 5 of 15 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) W. Kirk Wycoff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,169,208
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,169,208
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,169,208
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.90%*
14	TYPE OF REPORTING PERSON IN

*This calculation is based on 21,917,995 shares of Common Stock of the Company outstanding, as reported in the Company’s Current Report on Form 8-K filed on September 14, 2018.

CUSIP No. 694552100	13D	Page 6 of 15 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) James J. Lynch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,169,208
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,169,208
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,169,208
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.90%*
14	TYPE OF REPORTING PERSON IN

*This calculation is based on 21,917,995 shares of Common Stock of the Company outstanding, as reported in the Company’s Current Report on Form 8-K filed on September 14, 2018.

CUSIP No. 694552100	13D	Page 7 of 15 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) James F. Deutsch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,169,208
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,169,208
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,169,208
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.90%*
14	TYPE OF REPORTING PERSON IN

*This calculation is based on 21,917,995 shares of Common Stock of the Company outstanding, as reported in the Company’s Current Report on Form 8-K filed on September 14, 2018.

CUSIP No. 694552100	13D	Page 8 of 15 Pages

Item 1.	Security and Issuer

The title and class of equity security to which this statement on Schedule 13D relates is the Common Stock, no par value (“Common Stock”), of Pacific Mercantile Bancorp (the “Issuer” or the “Company”), the holding company of Pacific Mercantile Bank (the “Bank”).

Item 2.	Identity and Background

This Schedule 13D is being jointly filed by the parties identified below. All of the filers of this Schedule 13D are collectively referred to as the “Patriot Financial Group III.” The Joint Filing Agreement of the members of the Patriot Financial Group III is filed as Exhibit 1 to this Schedule 13D.

(a)-(c)    The following are members of the Patriot Financial Group III:

•	Patriot Financial Partners III, L.P., a Delaware limited partnership (“Patriot Fund III”);

•	Patriot Financial Partners GP III, L.P., a Delaware limited partnership and general partner of Patriot Fund III (“Patriot III GP”);

•	Patriot Financial Partners GP III, LLC, a Delaware limited liability company and general partner of Patriot III GP (“Patriot III LLC”); and

•

W. Kirk Wycoff, James J. Lynch and James F. Deutsch serve as general partners of Patriot Fund III and Patriot III GP, members of Patriot III LLC, and members of the investment committee of Patriot Fund III.

Patriot Fund III is a private equity fund focused on investing in community banks and financial service-related companies throughout the United States. The principal business of Patriot III GP is to serve as the general partner of and to manage Patriot Fund III. The principal business of Patriot III LLC is to serve as the general partner of and to manage Patriot III GP. The principal employment of Messrs. Wycoff, Lynch and Deutsch is investment management with Patriot Fund III, Patriot III GP and Patriot III LLC.

The business address of each member of the Patriot Financial Group III is c/o Patriot Financial Partners III, L.P., Cira Centre, 2929 Arch Street, 27th Floor, Philadelphia, Pennsylvania 19104.

(d)    During the last five years, no member of the Patriot Financial Group III has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)     During the last five years, no member of the Patriot Financial Group III has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)    Each natural person who is a member of the Patriot Financial Group III is a citizen of the United States.

CUSIP No. 694552100	13D	Page 9 of 15 Pages

Item 3.	Source and Amount of Funds or Other Consideration

The information in Items 4 and 6 is incorporated by reference.

As more fully described in Items 4 and 6 below, on September 14, 2018, Patriot Fund III entered into a Stock Purchase Agreement (the “Purchase Agreement”) with the Company and Carpenter Community BancFund, L.P., a Delaware limited partnership (“Carpenter BancFund”), and Carpenter Community BancFund-A, L.P., a Delaware limited partnership (“Carpenter BancFund A” and, together with Carpenter BancFund, the “Sellers”). Pursuant to the Purchase Agreement, Patriot Fund III acquired from the Sellers 2,169,208 shares of Common Stock and 1,467,155 shares of a new series of the Company’s non-voting preferred stock designated as Series A Non-Voting Preferred Stock (the “Series A Non-Voting Preferred Stock”) that the Company issued to the Sellers in exchange for 1,467,155 shares of the Company’s Common Stock owned by the Sellers. The Common Stock and Series A Non-Voting Preferred Stock acquired by Patriot Fund III from the Sellers are referred to herein as the “Purchased Shares”. Patriot Fund III used working capital for the purchase of the Purchased Shares. The aggregate purchase price for the Purchased Shares was $29,999,994.75 (based on a per share purchase price of $8.25 per Purchased Share).

In connection with entering into the Purchase Agreement, the Company and Patriot Fund III also entered into an Investor Rights Agreement (the “Investor Rights Agreement”) and a Registration Rights Agreement (the “Registration Rights Agreement”), each dated as of September 14, 2018, as further described in Item 6 below. In accordance with the Investor Rights Agreement, the Company is required to seek approval from the Company’s shareholders (the “Shareholder Approval”) of an amendment to the Company’s Articles of Incorporation (the “Amended Articles”) to create a newly designated series of non-voting common stock (the “Non-Voting Common Stock”) that would result in the automatic conversion of each share of the Series A Non-Voting Preferred Stock into one share of Non-Voting Common Stock upon the effectiveness of the Amended Articles.

Item 4.	Purpose of Transaction

The information in Items 3 and 6 is incorporated by reference.

The Purchased Shares were acquired for investment purposes. Except as otherwise described herein or in Item 6 below, no member of the Patriot Financial Group III has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Subject to the limitations imposed by the Purchase Agreement and the applicable federal and state securities laws, Patriot Financial Group III may dispose of the Purchased Shares from time to time, subject to market conditions and other investment considerations, and may cause the Purchased Shares to be distributed in kind to investors. To the extent permitted by the Purchase Agreement and applicable bank regulatory limitations, each member of the Patriot Financial Group III may directly or indirectly acquire additional shares of Common Stock or associated rights or securities exercisable for or convertible into Common Stock, depending upon an ongoing evaluation of its investment in the Common Stock and securities exercisable for or convertible into Common Stock, applicable legal restrictions, prevailing market conditions, liquidity requirements of such member of the Patriot Financial Group III and/or investment considerations.

CUSIP No. 694552100	13D	Page 10 of 15 Pages

Item 5.	Interest in Securities of the Issuer

The information contained on the cover pages to this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 is incorporated herein by reference.

(a) and (b)

Entity	Amount Beneficially Owned	Percent of Class (3)	Sole Power to Vote or Direct the Vote	Shared Power to Vote or Direct the Vote	Sole Power to Dispose or to Direct the Disposition	Shared Power to Dispose or Direct the Disposition
Patriot Fund III (1)	2,169,208	9.90%	0	2,169,208	0	2,169,208
Patriot III GP (2)	2,169,208	9.90%	0	2,169,208	0	2,169,208
Patriot III LLC (2)	2,169,208	9.90%	0	2,169,208	0	2,169,208
W. Kirk Wycoff (2)	2,169,208	9.90%	0	2,169,208	0	2,169,208
James J. Lynch (2)	2,169,208	9.90%	0	2,169,208	0	2,169,208
James F. Deutsch (2)	2,169,208	9.90%	0	2,169,208	0	2,169,208

(1)

Excludes 1,467,155 shares of Series A Non-Voting Preferred Stock owned by Patriot Fund III, which are expected to be automatically converted into shares of Non-Voting Common Stock as described in Item 6 below. Such Non-Voting Common Stock will be convertible into Common Stock in the circumstances described in Item 6 below. Since Patriot Fund III does not presently, and will not within the next 60 days, have the right to acquire such Common Stock or have voting or investment power over such Common Stock, those underlying shares are not included in the amount reported herein.

(2)

Each of Patriot III GP, Patriot III LLC, Mr. Wycoff, Mr. Lynch and Mr. Deutsch disclaims beneficial ownership of the Common Stock owned by Patriot Fund III, except to the extent of its or his pecuniary interest therein.

(3)	This calculation is based on 21,917,995 shares of Common Stock of the Company outstanding, as reported in the Company’s Current Report on Form 8-K filed on September 14, 2018.

(c)    No members of the Patriot Financial Group III had any transactions in the Common Stock (or securities convertible into Common Stock) during the past 60 days, except as described in Item 6 below.

(d)    Other than the Patriot Financial Group III, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Company referred to in this Item 5.

(e)    N/A.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Items 3 and 4 is incorporated herein by reference. The following description of certain agreements entered into by Patriot Fund III and the general terms of the Series A Non-Voting Preferred Stock do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the full text of such documents, which are included as exhibits hereto and are incorporated herein by reference.

Purchase Agreement

On September 14, 2018, Patriot Fund III entered into the Purchase Agreement with the Sellers and the Company. The aggregate purchase price for the Purchased Shares was $29,999,994.75 (based on a per share purchase price of $8.25 per Purchased Share). Each of the Sellers and Patriot Fund III made customary representations and warranties in the Purchase Agreement.

CUSIP No. 694552100	13D	Page 11 of 15 Pages

General Terms of the Series A Non-Voting Preferred Stock

The following summarizes the rights, preferences and privileges of and restrictions on the shares of Series A Non-Voting Preferred Stock as described in the Certificate of Determination of Series A Non-Voting Preferred Stock of the Company (the “Certificate of Determination”):

Ranking. The Series A Non-Voting Preferred Stock is subordinate and junior to all indebtedness of the Company and to all other series of preferred stock of the Company, other than any series of preferred stock the terms of which provide that such series is equal, subordinate or junior to the Series A Non-Voting Preferred Stock in any respect, and shall rank on parity with the Common Stock with respect to (a) the declaration and payment of dividends, and (b) distributions upon the liquidation, dissolution or winding up of the Company except that each share of Series A Non-Voting Preferred Stock has a liquidation preference of $.0001 per share over the Common Stock.

Voting Rights. The Series A Non-Voting Preferred Stock is not entitled to vote on any matter except as required by the California Corporations Code (the “Code”). As to all matters for which voting by class is specifically required by the Code, each outstanding share of Series A Non-Voting Preferred Stock will be entitled to one vote.

Transfer Restrictions. Shares of Series A Non-Voting Preferred Stock may only be transferred by Patriot Fund III or an affiliate of Patriot Fund III (i) to an affiliate of Patriot Fund III; (ii) to the Company, (iii) pursuant to any public offering or public sale of securities of the Company (including, without limitation, a public offering registered under the Securities Act of 1933, as amended (the “Securities Act”), and a public sale pursuant to Rule 144 under the Securities Act or any similar rule then in force), (iv) in a transfer in which no transferee (or group of associated transferees) would receive 2% or more of any class of voting securities of the Company, or (v) to a transferee that would control more than 50% of the voting securities of the Company without any transfer from Patriot Fund III or any affiliate.

Automatic Conversion to Common Stock. Each share of Series A Non-Voting Preferred Stock will convert, automatically and without any action by any person, into fully paid and nonassessable share or shares of Common Stock at the then effective conversion ratio (which is initially one) upon any transfer of such share to any person other than Patriot Fund III or an affiliate of Patriot Fund III (i) pursuant to any public offering or public sale of securities of the Company (including, without limitation, a public offering registered under the Securities Act and a public sale pursuant to Rule 144 under the Securities Act or any similar rule then in force), (ii) in a transfer in which no transferee (or group of associated transferees) would receive 2% or more of any class of voting securities of the Company, or (iii) to a transferee that would control more than 50% of the voting securities of the Company without any transfer from Patriot Fund III or any affiliate of Patriot Fund III. The conversion ratio is subject to adjustment in connection with certain customary events affecting the Common Stock as described in the Certificate of Determination.

Automatic Conversion on Authorization of Non-Voting Common Stock. Upon Shareholder Approval, each share of Series A Non-Voting Preferred Stock will convert, automatically and without any action by any person, into one fully paid and nonassessable share of Non-Voting Common Stock as of the close of business on the effective date of the Amended Articles. The Non-Voting Common Stock will have all of the rights and other attributes of the Common Stock, except that it will not be entitled to vote on any matter unless otherwise required by the Code, and will convert into Common Stock subject to the same transfer restrictions applicable to the Series A Non-Voting Preferred Stock.

Dividend Preference, Dividend Rate, and Cumulative Dividends. The holders of Series A Non-Voting Preferred Stock are entitled to receive ratable dividends only if and when dividends are concurrently declared and payable on the shares of Common Stock of the Company. No dividend may be declared or paid on the Common Stock unless a dividend of equal amount is also concurrently declared or paid, as applicable, on the Series A Non-Voting Preferred Stock. The right to receive dividends on the Series A Non-Voting Preferred Stock is not cumulative.

Liquidation Preference. In the event the Company were to liquidate, dissolve or wind up its business, whether voluntarily or involuntarily, all assets of the Company remaining available for distribution after payment in

CUSIP No. 694552100	13D	Page 12 of 15 Pages

full of claims to the Company’s creditors and amounts due on any preferred stock or other securities of the Company that rank superior to the Common Stock and Series A Non-Voting Preferred Stock will be distributed to the holders of Common Stock and Series A Non-Voting Preferred Stock pro rata based, respectively, on the number of shares of Common Stock outstanding at such time and the number of shares of Common Stock into which the Series A Non-Voting Preferred Stock outstanding at such time would then be convertible except that each share of Series A Non-Voting Preferred Stock has a liquidation preference of $.0001 per share over the Common Stock.

Effect of Sale or Merger of the Company. In the event of certain acquisitions, mergers, or sales of the Company as provided in the Certificate of Determination, the holders of Series A Non-Voting Preferred Stock will be entitled to receive the same form and amount of consideration, if any, as the holders of Common Stock receive in exchange for or in respect of their shares of Common Stock, with the amount calculated based on the then effective conversion ratio.

Maturity and Redemption. The Series A Non-Voting Preferred Stock has no maturity date, is not redeemable at any time and will remain outstanding subject only to conversion into shares of Common Stock or Non-Voting Common Stock in accordance with the Certificate of Determination.

Preemptive Rights. Series A Non-Voting Preferred Stock have no preemptive rights.

Investor Rights Agreement

On September 14, 2018, the Company entered into the Investor Rights Agreement with Patriot Fund III. The Investor Rights Agreement sets forth, among other things, the following agreements between the Company and Patriot Fund III:

•

Patriot Board Representation. Patriot Fund III has the right to designate one individual (the “Patriot Board Representative”) for appointment to the board of directors of each of the Company and the Bank, and the Company and the Bank are required to promptly appoint the Patriot Board Representative to their respective board of directors, subject to all legal, regulatory and Nasdaq Stock Market listing requirements regarding service and election or appointment as a director of the Company and the Bank (the “Qualification Requirements”). The Company has also agreed to recommend to its shareholders the election of the Patriot Board Representative to the Company’s board of directors at each annual or special meeting of the Company’s shareholders, subject to satisfaction of the Qualification Requirements. The foregoing rights and obligations with respect the Patriot Board Representative will continue only for so long as Patriot Fund III, together with its affiliates, owns in the aggregate 5% or more of the Common Stock then outstanding (the “Minimum Ownership Interest”), and Patriot Fund III has agreed to cause the Patriot Board Representative to resign from the board of directors of each of the Company and the Bank promptly after any written request from the Company’s board of directors if Patriot Fund III no longer satisfies the Minimum Ownership Interest. The Patriot Board Representative will be entitled to compensation and indemnification and insurance coverage in connection with his or her role as a director to the same extent as the other members of the board of directors of the Company and the Bank, as applicable, and will also be entitled to reimbursement for reasonable and documented out-of-pocket expenses incurred in attending meetings of such board of directors, or any committee thereof, in accordance with Company policy.

•

Patriot Board Observer Right. For so long as Patriot Fund III satisfies the Minimum Ownership Interest, Patriot Fund III also has the right to designate a person (the “Observer”) to attend meetings of the board of directors of the Company and the Bank (including any meetings of committees thereof on which the Patriot Board Representative is permitted to attend) in a nonvoting, nonparticipating observer capacity. The Observer will not be entitled to compensation, reimbursement of expenses or indemnification from the Company or the Bank, but will be entitled to reimbursement of reasonable and documented out-of-pocket expenses related to attendance at any in-person or telephonic meeting of the board of directors of the Company or the Bank at which the Patriot Board Representative is not in attendance.

CUSIP No. 694552100	13D	Page 13 of 15 Pages

•

Shareholder Approval Requirement. At the Company’s next annual meeting of shareholders (and at each annual shareholders meeting thereafter until approved), the Company is required to seek the Shareholder Approval of the Amended Articles to create a newly designated series of Non-Voting Common Stock (and thereafter each share of Series A Non-Voting Preferred Stock will automatically be converted on a one-for-one basis for a share of Non-Voting Common Stock), to recommend that shareholders approve and adopt the Amended Articles at such meeting and to use commercially reasonable efforts to obtain the Shareholder Approval.

•

Information Rights. The Company has agreed to provide to Patriot Fund III all materials delivered to the board of directors of the Company and the Bank, and the committees thereof, with customary exceptions, for as long as Patriot Fund III owns the Minimum Ownership Interest.

•

Voting Agreement. With respect to any matter for which the non-voting equity securities acquired by Patriot Fund III pursuant to the Purchase Agreement (consisting of the shares of Series A Non-Voting Preferred Stock and any shares of Non-Voting Common Stock into which such shares will be automatically converted if the Shareholder Approval is obtained) have a voting right under applicable law, Patriot Fund III has agreed to vote such shares in the same proportion as the Company’s other shareholders collectively voted with respect to such matter; provided, however, that Patriot Fund III is permitted to vote such shares in any manner it chooses on any matter on which it is required by law to vote and that would adversely affect the terms, rights, and privileges of such shares compared to the terms, rights, preferences, or privileges of shares of Common Stock.

VCOC Letter Agreement

Patriot Fund III was provided customary VCOC rights pursuant to the VCOC Letter Agreement, dated as of September 14, 2018, by and between Patriot Fund III and the Company (the “VCOC Letter Agreement”), including the right to receive regular financial reports (including, but not limited to, audited annual and quarterly financial reports) and information regarding significant corporate actions, the right to inspect the books and records of the Company and the right to consult with management of the Company on matters relating to the business and affairs of the Company; provided, however, that this provision does not entitle Patriot Fund III to consult with management of the Company on matters relating to the business and affairs of the Company more than once per calendar year. The Company also agreed to consider, in good faith, the recommendations of Patriot Fund III or its designated representative in connection with the matters on which it is consulted as described above, recognizing that the ultimate discretion with respect to all such matters shall be retained by the Company. These rights are intended to satisfy the requirements of management rights for purposes of qualifying Patriot Fund III’s investment in the Company as “venture capital investments” for purposes of the Department of Labor “plan assets” regulations.

Registration Rights Agreement

On September 14, 2018, the Company entered into the Registration Rights Agreement with Patriot Fund III. The Registration Rights Agreement requires the Company, at its sole expense, (i) to file, within one year, a Registration Statement on Form S-3 (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”) to register, under the Securities Act, the resale of the shares of Common Stock and shares of Series A Non-Voting Preferred Stock that Patriot Fund III has purchased from the Sellers and the shares of Non-Voting Common Stock into which the Series A Non-Voting Preferred Stock will be automatically converted if the Shareholder Approval is obtained, and (ii) to use its commercially reasonable efforts to have the Registration Statement declared effective by the SEC within 60 days of the filing date. The Company will be required to continuously maintain the effectiveness of the Registration Statement for so long as such securities are outstanding, unless all of such securities have been sold pursuant to the Registration Statement or Rule 144 under the Securities Act or otherwise become eligible for sale without time, volume or manner of sale restrictions in accordance with Rule 144 under the Securities Act.

CUSIP No. 694552100	13D	Page 14 of 15 Pages

Item 7.	Material to Be Filed as Exhibits

Exhibit	Description

Exhibit 1	Joint Filing Agreement, dated as of September 14, 2018, by and among Patriot Financial Partners III, L.P., Patriot Financial Partners GP III, L.P., Patriot Financial Partners GP III, LLC, W. Kirk Wycoff, James J. Lynch and James F. Deutsch.

Exhibit 2	Stock Purchase Agreement, dated as of September 14, 2018, by and among Pacific Mercantile Bancorp, Patriot Financial Partners III, L.P., Carpenter Community BancFund, L.P., and Carpenter Community BancFund-A, L.P.

Exhibit 3	Certificate of Determination of Series A Non-Voting Preferred Stock of Pacific Mercantile Bancorp (incorporated by reference to Exhibit 3.4 to Pacific Mercantile Bancorp’s Current Report on Form 8-K filed on September 14, 2018).

Exhibit 4	Investor Rights Agreement, dated as of September 14, 2018, by and between Pacific Mercantile Bancorp and Patriot Financial Partners III, L.P. (incorporated by reference to Exhibit 10.2 to Pacific Mercantile Bancorp’s Current Report on Form 8-K filed on September 14, 2018).

Exhibit 5	VCOC Letter Agreement, dated as of September 14, 2018, by and between Pacific Mercantile Bancorp and Patriot Financial Partners III, L.P.

Exhibit 6	Registration Rights Agreement, dated as of September 14, 2018, by and among Pacific Mercantile Bancorp and Patriot Financial Partners III, L.P. (incorporated by reference to Exhibit 10.3 to Pacific Mercantile Bancorp’s Current Report on Form 8-K filed on September 14, 2018).

CUSIP No. 694552100	13D	Page 15 of 15 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 18, 2018

PATRIOT FINANCIAL PARTNERS III, L.P.

By:	/s/ James F. Deutsch
James F. Deutsch, a member of Patriot Financial Partners III GP, LLC, the general partner of Patriot Financial Partners GP III, L.P., the general partner of Patriot Financial Partners III, L.P.

PATRIOT FINANCIAL PARTNERS GP III, L.P.

By:	/s/ James F. Deutsch
James F. Deutsch, a member of Patriot Financial Partners GP III, LLC., the general partner of Patriot Financial Partners GP III, L.P.

PATRIOT FINANCIAL PARTNERS GP III, LLC

By:	/s/ James F. Deutsch
James F. Deutsch, a member

/s/ W. Kirk Wycoff
W. Kirk Wycoff

/s/ James J. Lynch
James J. Lynch

/s/ James F. Deutsch
James F. Deutsch